ELEMENTAL ROYALTY EXECUTES AGREEMENT WITH KGHM SUBSIDIARY TO OPTION AND
EXPLORE FOUR PORPHYRY COPPER PROJECTS IN NEVADA

May 27, 2026 - Denver, Colorado: Elemental Royalty Corporation (TSX: ELE, NASDAQ: ELE) ("Elemental" or "the Company") is pleased to announce its wholly owned subsidiary Bronco Creek Exploration Inc. ("BCE") has entered into an Exploration and Option agreement (the "Agreement") with Robinson Holdings (USA) Ltd. ("RHUSA"), a subsidiary of KGHM Polska Miedź S.A. ("KGHM") on four of its porphyry copper projects-Royston, Big E, Tango, and Whiskey-in Mineral and Nye Counties, Nevada. KGHM is a major copper and silver producer with operating mines in Europe and the Americas. The Agreement provides Elemental with execution payments, option payments, and work commitments on the Projects during the six-year earn-in period and grants RHUSA the opportunity to earn 100% interest in the Projects. For any Project in which RHUSA elects to earn-in, Elemental retains a 2% Net Smelter Return ("NSR") royalty interest as well as Annual Advance Royalty ("AAR") and certain milestone payments.

Highlights

  Exploration and Option agreement executed with RHUSA on four Projects to explore for copper porphyries in west-central Nevada
  The Agreement includes execution payments totalling US$315,000 and option payments up to US$600,000 per Project to Elemental over a six-year earn-in period
  During the earn-in period, RHUSA will fund up to US$5,000,000 in exploration expenditures per Project
  Upon exercise of a Project's option, Elemental will be granted a 2% NSR royalty, as well as escalating AAR payments, starting at US$50,000 and other milestone payments as the Project advances

The four Projects were generated by BCE as part of its ongoing Western U.S. generative efforts focused on porphyry copper and related systems. Projects are situated within a mining-friendly region which boasts excellent infrastructure and access, and each project presents a unique opportunity to advance an underexplored porphyry copper-(gold-molybdenum) system in Nevada.

David M. Cole, Chief Executive Officer of Elemental, commented: "We are excited to collaborate with KGHM to advance each of these prospective properties in Nevada. The Elemental team continues to identify and generate exploration opportunities at low-cost, and a porphyry discovery on any one of these projects would represent significant value to all parties. This transaction reflects our ability to attract high-calibre partners and operators in Tier 1 jurisdictions, and it continues to build momentum in our growth trajectory."

Commercial Terms Overview

Under the terms of the Agreement, RHUSA will acquire a 100% interest in each of the Royston, Big E, Tango, and Whiskey Projects by satisfying the following terms on a per-Project basis over a six-year option period. Upon execution, RHUSA will pay US$50,000 in cash, make a payment equal to the previous year's holding costs, and will make option payments totalling up to US$600,000 during the six-year term of the option agreement. To exercise the option on a Project, RHUSA must spend US$5,000,000 in exploration expenditures on that individual property.

Upon option exercise by RHUSA, Elemental will retain a 2% NSR royalty on each Project. RHUSA will also make AAR payments of US$50,000 per Project, which will increase by US$10,000 per year, until a total of US$1,750,000 has been paid or Commercial Production commences. In addition, RHUSA will make Project milestone payments consisting of: US$500,000 upon declaration of a resource, US$750,000 upon completion of a Preliminary Economic Assessment and US$1,000,000 upon completion of a Feasibility Study.

Elemental Royalty Corporation | www.elementalroyalty.com
info@elementalroyalty.com

Overview of the Projects

Royston: Located 30 km northwest of Tonopah, Nevada, the Royston Project hosts a copper-(gold-molybdenum) porphyry system. The upper levels of the porphyry system are partially exposed, however, extensional faulting accompanied by significant westward tilting and the eruption of post-mineral volcanics have buried more prospective portions of the system to the east. A five-hole reconnaissance reverse-circulation (RC) drill program, completed by a previous partner, confirmed the presence of strongly altered quartz-sericite-pyrite zones with anomalous base and precious metals under thin post-mineral volcanic cover. Geophysical surveys have defined robust chargeability anomalies that correlate with abundant sulfide mineralization in concealed host rocks. Two of the RC drillholes encountered strong alteration and increasing mineralization and were cased for re-entry on a follow-up drill program utilizing core tails.

Big E: Adjacent to Royston, the Big E Project comprises a similarly tilted and dismembered porphyry copper-(gold-molybdenum) target. Outcropping porphyry dikes with strong sericite-pyrite alteration at surface project under post-mineral volcanic and alluvial cover to the east. A previous partner completed a widely spaced three-hole reconnaissance RC program, which intersected similar porphyry dikes and associated quartz-sericite-pyrite alteration interpreted to represent the edge of the porphyry copper system. The paleo-down dip projection of the altered porphyry dikes remains untested, and the next stage of exploration will test these structural blocks that may represent the better mineralized core of the system.

Tango: The Tango Project represents a pooled land package between BCE's claims and Great Western Mining Corporation PLC (AIM: GWMO) claims and targets a porphyry copper-molybdenum system located 100 kilometers west of Tonopah, Nevada (see Great Western news release dated August 12, 2024). Financial benefits from the Agreement that pertain to the Tango Project will be split 70% / 30% between BCE and Great Western respectively. Locally abundant quartz-copper oxide veining and associated widespread sericite pyrite alteration outcrops over an approximate 2-by-2-kilometer area. The outcropping system footprint is bounded by post-mineral volcanic and alluvial cover to north and east. Historical drilling by Conoco and Humble Oil in the 1960's and 70's failed to sufficiently test the system, largely due to shallow hole depths and a poor understanding of the alteration vectors. An IP survey completed by GWM in 2021 detected chargeability anomalies which highlight high priority targets within untested zones of the system. The host rock stratigraphy includes Ordovician carbonate units representing additional potential for skarn/replacement mineralization as well as the primary porphyry copper target.

Whiskey: Situated approximately 5km southwest of Tango, Whiskey is a porphyry copper-molybdenum target interpreted as a possible shallower-level analogue to Tango. The Whiskey Project exhibits ASTER anomalies, correlative with silicification and clay-sericite-pyrite alteration observed at surface, which are bounded by post-mineral volcanic cover. Dikes are present at surface and are reported in historical drill logs. In 1980, a historical drill program exploring for gold reported an intercept of 2 volume percent chalcopyrite from 88.4-97.5 m depth, but copper was not assayed in the drillhole. Similarly, historical surface sampling also did not assay for Cu, but results include anomalous Mo, Ag, As, and Hg values. The historical results suggest that modern systematic exploration will reveal additional upside at the Project, particularly since surface mineralization is interpreted to project beneath the post-mineral volcanic cover.

Elemental is looking forward to partner with KGHM and will provide technical and operational support during the option period.

Elemental Royalty Corporation | www.elementalroyalty.com
info@elementalroyalty.com

David M. Cole

CEO and Director

For more information, please contact:

David M. Cole	info@elementalroyalty.com
CEO

Tara Vivian-Neal	info@elementalroyalty.com
Investor Relations

www.elementalroyalty.com

NASDAQ: ELE | TSX: ELE | ISIN: CA28620K1066 | CUSIP: 28620K

About Elemental Royalty Corporation

Elemental Royalty is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 18 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus's track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

Elemental Royalty trades on NASDAQ and on the Toronto Stock Exchange under the ticker Symbol "ELE".

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

Cautionary note regarding forward-looking statements and financial outlook

This news release contains certain "forward-looking statements" and certain "forward-looking information" as defined under applicable United States and Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology (including negative and grammatical variations thereof).

Forward-looking statements and information include, but are not limited to, statements regarding future royalties and future consideration payments or issuances of shares, or other statements that are not statements of fact. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Elemental Royalty Corporation | www.elementalroyalty.com
info@elementalroyalty.com

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental to control or predict, that may cause Elemental's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Elemental's expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental for the year ended December 31, 2025. Elemental undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represent management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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Elemental Royalty Corporation | www.elementalroyalty.com
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